Filed Pursuant to Rule 424(b)2 Registration Statement No. 333-275898

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement
Subject to Completion:
Dated March 7, 2024
Pricing Supplement Dated March __, 2024 to the Index Supplement No. SOL-1 dated March 4, 2024, and the Product Prospectus Supplement ERN-EI-1, the Prospectus Supplement and the Prospectus, Each Dated December 20, 2023
$ Enhanced Return Notes Linked to the Solactive Equal Weight U.S. Blue Chip Select AR Index, Due April 2, 2029 Royal Bank of Canada

Royal Bank of Canada is offering Enhanced Return Notes (the “Notes”) linked to the performance of the Solactive Equal Weight U.S. Blue Chip Select AR Index (the “Reference Asset”).
Reference Asset	Initial Level
Solactive Equal Weight U.S. Blue Chip Select AR Index (“SOLUSBCA”)
•	If the Final Level of the Reference Asset is greater than the Initial Level, the Notes will pay at maturity a return equal to 150% of the Percentage Change.
•	If the Final Level of the Reference Asset is equal to or less than the Initial Level the investor will receive the principal amount at maturity, and no additional payment.
•	Any payments on the Notes are subject to our credit risk.
•	The Notes do not pay interest.
•	The Notes will not be listed on any securities exchange.
Issue Date: April 1, 2024
Maturity Date: April 2, 2029
CUSIP: 78017FL50
Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-7 of this terms supplement, and “Risk Factors” beginning on page IS-3 of the index supplement no. SOL-1 dated March 4, 2024, and on page PS-4 of the product prospectus supplement and on page S-3 of the prospectus supplement, each dated December 20, 2023.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Note	Total
Price to public(1)	100.00%	$
Underwriting discounts and commissions(1)	1.00%	$
Proceeds to Royal Bank of Canada	99.00%	$
(1) We or one of our affiliates may pay varying selling concessions of up to $10.00 per $1,000 in principal amount of the Notes in connection with the distribution of the Notes to other registered broker-dealers. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their underwriting discount or selling concessions. The public offering price for investors purchasing the Notes in these accounts may be between $990 and $1,000 per $1,000 in principal amount. In addition, RBCCM or one of its affiliates may pay a referral fee to a broker-dealer that is not affiliated with us in an amount of up to 1.40% of the principal amount of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
The initial estimated value of the Notes as of the Trade Date is expected to be between $930 and $980 per $1,000 in principal amount, and will be less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Trade Date. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Enhanced Return Notes Linked to the Solactive Equal Weight U.S. Blue Chip Select AR Index
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (the “Bank”)
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Reference Asset:
Solactive Equal Weight U.S. Blue Chip Select AR Index (Bloomberg L.P. symbol “SOLUSBCA Index”)
The Reference Asset is designed to measure the performance of the Solactive Equal Weight U.S. Blue Chip Select GTR Index (the "Underlying Index"), less an adjustment factor of 5.5% per annum (the "Adjustment Factor"), calculated daily and deducted on each index calculation day. The Underlying Index is an equally-weighted equity index, rebalanced on a quarterly basis, consisting of a fixed set of 10 equity securities from the U.S. stock market and is intended to represent a "blue chip" investment theme as defined by Solactive AG (the "Index Sponsor"). The Underlying Index is calculated on a gross total return basis, which means that dividends paid on the constituents of the Underlying Index (the "Underlying Index Constituents") are reinvested in the Underlying Index. Although the Underlying Index is a gross total return index, the Adjustment Factor will counteract some or all of the positive benefit of dividends paid on the Underlying Index Constituents.
Please see the section below, "Information About the Reference Asset," for additional information.

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Trade Date (Pricing Date):	March 27, 2024
Issue Date:	April 1, 2024
Valuation Date:	March 27, 2029
Maturity Date:	April 2, 2029, subject to extension for market and other disruptions, as described in the product prospectus supplement dated December 20, 2023.
Payment at Maturity (if held to maturity):
If the Final Level is greater than the Initial Level (that is, the Percentage Change is positive), then the investor will receive an amount per $1,000 in principal amount per Note equal to:
Principal Amount + [Principal Amount x (Percentage Change x Participation Rate)]
If the Final Level is less than or equal to the Initial Level, then the investor will receive a cash amount equal to the principal amount only.

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula:
Initial Level:	The closing level of the Reference Asset on the Trade Date.
Final Level:	The closing level of the Reference Asset on the Valuation Date.
Participation Rate:	150%
Calculation Agent:	RBCCM
U.S. Tax Treatment:
We intend to take the position that the Notes will be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments for U.S. federal income tax purposes. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences” which applies to the Notes.

Secondary Market:	RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the issue date.

P-2	RBC Capital Markets, LLC

Enhanced Return Notes Linked to the Solactive Equal Weight U.S. Blue Chip Select AR Index
The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Ownership and Book-Entry Issuance” in the prospectus dated December 20, 2023).
Terms Incorporated in the Master Note:
All of the terms appearing on the cover page and above the item captioned “Secondary Market” in this section and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement, as modified by this terms supplement.

The Trade Date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

P-3	RBC Capital Markets, LLC

Enhanced Return Notes Linked to the Solactive Equal Weight U.S. Blue Chip Select AR Index
ADDITIONAL TERMS OF YOUR NOTES
You should read this terms supplement together with the prospectus dated December 20, 2023, as supplemented by the prospectus supplement dated December 20, 2023 and the product prospectus supplement dated December 20, 2023, relating to our Senior Global Medium-Term Notes, Series J, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this terms supplement carefully.
This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the index supplement dated March 4, 2024, and in the prospectus supplement and the product prospectus supplement, each dated December 20, 2023, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm
Prospectus Supplement dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm
Product Prospectus Supplement ERN-EI-1 dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000114036123058558/ef20016910_424b5.htm
Index Supplement No. SOL-1 dated March 4, 2024:
https://www.sec.gov/Archives/edgar/data/1000275/000114036124011669/ef20023074_424b2.htm
Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this terms supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.
Royal Bank of Canada has filed a registration statement (including an index supplement, a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the index supplement, the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.

P-4	RBC Capital Markets, LLC

Enhanced Return Notes Linked to the Solactive Equal Weight U.S. Blue Chip Select AR Index
HYPOTHETICAL RETURNS
The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Initial Level, the Final Level or the level of the Reference Asset on any trading day prior to the Maturity Date. All examples are based on the Participation Rate of 150% and assume that a holder purchased Notes with an aggregate principal amount of $1,000 and that no market disruption event occurs on the Valuation Date.

Example 1 —	Calculation of the Payment at Maturity where the Percentage Change is positive.
	Percentage Change:	30%
	Payment at Maturity:	$1,000 + [$1,000 x (30% x 150%)] = $1,000 + $450 = $1,450
	On a $1,000 investment, a Percentage Change of 30% results in a Payment at Maturity of $1,450, a return of 45.00% on the Notes.

Example 2 —	Calculation of the Payment at Maturity where the Percentage Change is negative.
	Percentage Change:	-10%
	Payment at Maturity:	At maturity, even though the Percentage Change is negative, you will receive the principal amount of your Notes.
	On a $1,000 investment, a Percentage Change of -10% results in a Payment at Maturity of $1,000, a return of 0.00% on the Notes.

P-5	RBC Capital Markets, LLC

Enhanced Return Notes Linked to the Solactive Equal Weight U.S. Blue Chip Select AR Index
The table set forth below is included for illustration purposes only. The table illustrates the hypothetical Payments at Maturity for a hypothetical range of performance for the Reference Asset, based on the Participation Rate of 150%.
Hypothetical Percentage Changes are shown in the first column on the left. The second column shows the corresponding Payment at Maturity for these Percentage Changes, expressed as a percentage of the principal amount of the Notes. The third column shows the Payment at Maturity to be paid on the Notes per $1,000 in principal amount.
Hypothetical Percentage Change	Payment at Maturity as Percentage of Principal Amount	Payment at Maturity per $1,000 in Principal Amount
50.00%	175.00%	$1,750.00
40.00%	160.00%	$1,600.00
30.00%	145.00%	$1,450.00
20.00%	130.00%	$1,300.00
10.00%	115.00%	$1,150.00
0.00%	100.00%	$1,000.00
-10.00%	100.00%	$1,000.00
-20.00%	100.00%	$1,000.00
-30.00%	100.00%	$1,000.00
-40.00%	100.00%	$1,000.00
-50.00%	100.00%	$1,000.00
-60.00%	100.00%	$1,000.00
-70.00%	100.00%	$1,000.00
-80.00%	100.00%	$1,000.00
-90.00%	100.00%	$1,000.00
-100.00%	100.00%	$1,000.00

P-6	RBC Capital Markets, LLC

Enhanced Return Notes Linked to the Solactive Equal Weight U.S. Blue Chip Select AR Index
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the section “Risk Factors” in the product prospectus supplement. In addition to the risks described in the prospectus supplement, the product prospectus supplement, and the index supplement, you should consider the following:
Risks Relating to the Terms of the Notes
•
You May Not Earn a Positive Return on Your Investment – The payment you will receive at maturity will depend on whether the level of the Reference Asset increases from the Initial Level to the Final Level. If the level of the Reference Asset decreases from the Initial Level to the Final Level (or if the level of the Reference Asset is unchanged), you will not receive any positive return on the Notes and you will only receive the principal amount.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be as little as 0%, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you purchased one of our conventional senior interest bearing debt securities.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities. As a result, your receipt of the amount due on the maturity date is dependent upon our ability to repay our obligations at that time. This will be the case even if the level of the Reference Asset increases after the Trade Date. No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
You Will Be Required to Include Income on the Notes Over Their Term Based Upon a Comparable Yield, Even Though You Will Not Receive Any Payments Until Maturity – We intend to take the position that the Notes will be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under such treatment, the Notes are considered to be issued with original issue discount. You will be required to include income on the Notes over their term based upon a comparable yield, even though you will not receive any payments until maturity. You are urged to review the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” and consult your own tax advisor.

Risks Relating to the Secondary Market for the Notes
•
There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so. RBCCM or any of our other affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

Risks Relating to the Initial Estimated Value of the Notes
•
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public — The initial estimated value of the Notes that will be set forth on the cover page of the final pricing supplement for the Notes will not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the level of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the

P-7	RBC Capital Markets, LLC

Enhanced Return Notes Linked to the Solactive Equal Weight U.S. Blue Chip Select AR Index
public of the underwriting discount, the referral fee and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount, the referral fee or the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined by RBCCM for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.
•
The Initial Estimated Value of the Notes that We Will Provide in the Final Pricing Supplement Will Be an Estimate Only, Calculated as of the Time the Terms of the Notes Are Set — The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate will be based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
Risks Relating to Conflicts of Interest and Our Trading Activities
•
Our Business Activities May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Asset that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the Reference Asset, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with companies included in the Reference Asset, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the level of the Reference Asset, and, therefore, the market value of the Notes.

Risks Relating to the Reference Asset
•
The Reference Asset Has a Limited Operating History and May Perform in Unanticipated Ways — The Reference Asset was launched on November 16, 2023 (the "Launch Date"). As a result, the Reference Asset has a very limited operating history. Because the Reference Asset is of recent origin and limited actual historical performance data exists with respect to it, your investment in the Notes may involve a greater risk than investing in securities linked to an index with a more established record of performance.

The hypothetical back-tested performance data of the Reference Asset provided in this document refers to simulated performance data created by applying the Reference Asset's calculation methodology to historical prices of the applicable equity securities. Such simulated performance data has been produced by the retroactive application of a

P-8	RBC Capital Markets, LLC

Enhanced Return Notes Linked to the Solactive Equal Weight U.S. Blue Chip Select AR Index
back-tested methodology in hindsight. Hypothetical back-tested results are neither an indicator nor a guarantor of future results.
•
The Reference Asset Is Subject to an Adjustment Factor That Will Adversely Affect the Reference Asset  Performance — The Reference Asset includes an adjustment factor of 5.5% per annum (the "Adjustment Factor"), calculated daily, that is deducted on each index calculation day. The level of the Reference Asset tracks the performance of the Solactive Equal Weight U.S. Blue Chip Select GTR Index (the "Underlying Index"), which is an equal weighted index, calculated on a gross total return basis, comprised of a fixed set of 10 equity securities from the U.S. stock market (the "Underlying Index Constituents"), as set forth in "The Reference Asset" below. Because no fee is deducted from the Underlying Index, the Reference Asset will underperform the Underlying Index in all cases and the level of the Reference Asset may decline even if the level of the Underlying Index increases.

•
Any Potential Benefit From the Gross Total Return Feature of the Underlying Index Will Be Reduced by the Adjustment Factor Applied to the Reference Asset — The Reference Asset is comprised exclusively of the Underlying Index. Although the Underlying Index is a gross total return index, which means that dividends paid on the Underlying Index Constituents are reinvested in the Underlying Index, the Adjustment Factor will reduce any positive benefit from dividends paid on the Underlying Index Constituents. This fee will accrue daily and will be deducted from the level of the Reference Asset on each index calculation day, regardless of whether any dividends are paid on the Underlying Index Constituents.

•
Dividends and Distributions of the Underlying Index Constituents May Vary When Compared to Historical Levels — The Reference Asset tracks the gross total return performance of the Underlying Index less the Adjustment Factor. The level of the Reference Asset may be affected by the ability of issuers of the Underlying Index Constituents to declare and pay dividends or make distributions in respect of their equity securities. Historical levels of dividends and distributions paid in respect of the Underlying Index Constituents are not indicative of future payments, which payments are uncertain and depend upon various factors, including, without limitation, the financial position, earnings ratio and cash requirements of the applicable issuer and the state of financial markets in general. It is not possible to predict if dividends or distributions paid in respect of the Underlying Index Constituents will increase, decrease or remain the same over the term of the Notes.

•
The Underlying Index Constituents Are Not Expected to Change During the Term of the Notes, and Are Limited in Number — Unlike the constituents of many equity indices, the Underlying Index Constituents are not expected to change over the term of the Notes, unless certain types of reorganization events occur, such as if an Underlying Index Constituent is merged into another company. Accordingly, you should only invest in the Notes if you are willing to make an investment linked to the current Underlying Index Constituents, as set forth in "The Reference Asset" below.

•
There Is No Guarantee That the Index Methodology Will Be Successful — The Underlying Index is comprised of equity securities exclusively selected by Solactive A.G. (the "Index Sponsor") based on a specific investment theme. There is no guarantee that the Index Sponsor will successfully select companies that will benefit from the investment theme chosen by the Index Sponsor or that the Reference Asset will outperform any other indices or strategies that attempt to achieve a similar goal using other criteria. The Reference Asset may outperform or underperform some or all of the securities of its targeted theme. Accordingly, the investment strategy represented by the Reference Asset may not be successful, and your investment in the Notes may not earn a positive return or you may suffer a loss.

•
Owning the Notes Is Not the Same as Owning the Underlying Index Constituents — The return on your Notes is unlikely to reflect the return you would realize if you actually owned the Underlying Index Constituents. As an owner of the Notes, you will not have voting rights or any other rights that holders of the Underlying Index Constituents may have.

•
You Will Not Have Any Rights to the Securities Included in the Reference Asset — As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Reference Asset would have. The Final Level will not reflect any dividends paid on the securities included in the Reference Asset, and accordingly, any positive return on the Notes may be less than the potential positive return on those securities.

P-9	RBC Capital Markets, LLC

Enhanced Return Notes Linked to the Solactive Equal Weight U.S. Blue Chip Select AR Index
•
The Payments on the Notes Are Subject to Postponement Due to Market Disruption Events and Adjustments — The payment at maturity and the Valuation Date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

P-10	RBC Capital Markets, LLC

Enhanced Return Notes Linked to the Solactive Equal Weight U.S. Blue Chip Select AR Index
INFORMATION REGARDING THE REFERENCE ASSET
All disclosures contained in this document regarding the Reference Asset and the Underlying Index, including, without limitation, their make-up, method of calculation, and changes in composition, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by the Index Sponsor. The Index Sponsor has no obligation to continue to publish, and may discontinue publication of, the Reference Asset. The consequences of the Index Sponsor discontinuing publication of the Reference Asset are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes—Unavailability of the Level of the Reference Asset.” Neither we nor RBCCM accepts any responsibility for the calculation, maintenance or publication of the Reference Asset, the Underlying Index, or any successor index.
Solactive Equal Weight U.S. Blue Chip Select AR Index
The Solactive Equal Weight U.S. Blue Chip Select AR Index (the "Reference Asset") is an equity index that seeks to track the gross total return performance of the Solactive Equal Weight U.S. Blue Chip Select GTR Index (the "Underlying Index"), subject to an adjustment factor of 5.5% per annum (the "Adjustment Factor"), calculated daily and deducted on each index calculation day.
The Reference Asset (Bloomberg L.P. symbol “SOLUSBCA Index”) was first calculated on November 16, 2023, with a base value of 1,000.00 as of the base date of December 31, 2012.
The Reference Asset is comprised exclusively of its Underlying Index, which is an equally-weighted equity index, rebalanced on a quarterly basis, consisting of 10 fixed equity securities from the U.S. stock market and is intended to represent a "blue chip" investment theme as defined by the Index Sponsor. The Underlying Index is comprised of the 10 equity securities listed below:
Security Issuer	Security Type	Symbol	Exchange	Weighting
3M Company	common stock	MMM	NYSE	10.00%
Citigroup Inc.	common stock	C	NYSE	10.00%
Exxon Mobil Corporation	common stock	XOM	NYSE	10.00%
Ford Motor Company	common stock	F	NYSE	10.00%
Morgan Stanley	common stock	MS	NYSE	10.00%
Pfizer Inc.	common stock	PFE	NYSE	10.00%
QUALCOMM Incorporated	common stock	QCOM	Nasdaq	10.00%
Target Corporation	common stock	TGT	NYSE	10.00%
Valero Energy Corporation	common stock	VLO	NYSE	10.00%
Verizon Communications Inc.	common stock	VZ	NYSE	10.00%
For more details on the Reference Asset and the Underlying Index, including information on the Index Sponsor and a discussion of the impact of the Adjustment Factor on the calculation of the Reference Asset, see "The Indices — Solactive Equal Weight U.S. Blue Chip Select AR Index" in the accompanying index supplement.
LICENSE AGREEMENT AND DISCLAIMER
All information contained in this terms supplement regarding the Reference Asset and the Underlying Index, including, without limitation, the make-up, performance, method of calculation and changes in their constituents, has been derived from publicly available sources without independent verification. Such information reflects the policies of and is subject to change by the Index Sponsor. The Bank makes no representation or warranty as to the accuracy or completeness of such information. The Index Sponsor independently calculates, maintains and publishes the Reference Asset and Underlying Index. The Index Sponsor has no obligation to continue to publish, and may discontinue publication of, the Reference Asset or the Underlying Index. The Index Sponsor has no obligation relating to the Notes or amounts to be paid to an investor, including any obligation to take the needs of the Bank, the Bank's affiliates, or the beneficial owners of the Notes into consideration for any reason. The Index Sponsor will not receive any of the proceeds of the offering of the Notes, is not responsible for and has not participated in, the offering of the Notes nor is it responsible for, nor will it participate in, the determination or calculation of the amount receivable by beneficial owners of the Notes. The Index Sponsor makes no

P-11	RBC Capital Markets, LLC

Enhanced Return Notes Linked to the Solactive Equal Weight U.S. Blue Chip Select AR Index
representation or warranty, express or implied, regarding the advisability of investing in securities generally or the Notes in particular. Neither the Index Sponsor nor any of its affiliates are involved in the operation or distribution of the Notes and neither the Index Sponsor nor its affiliates shall have any liability for operation or distribution of the Notes or the failure of the Notes to achieve their investment objective.
The Index Sponsor is not related to the Bank or the Bank's affiliates. The Index Sponsor and the Bank have entered into a license agreement providing the Bank, in exchange for a fee, with the right to use the Reference Asset in connection with the Notes. The Index Sponsor does not guarantee the accuracy or completeness of the Reference Asset or the Underlying Index, any data included therein, or any data from which it is derived, and the Index Sponsor has no liability for any errors, omissions, or interruptions therein. The Index Sponsor does not make any warranty, express or implied, as to results to be obtained from use of information provided by the Index Sponsor in respect of the Reference Asset or the Underlying Index and the Index Sponsor expressly disclaims all warranties of suitability with respect thereto.
The Reference Asset and the Underlying Index are calculated by the Index Sponsor. The Notes are not sponsored, promoted, sold or supported in any other manner by the Index Sponsor nor does the Index Sponsor offer any express or implicit guarantee or assurance either with regard to the results of using the Reference Asset and/or Reference Asset trade mark or the Initial Level at any time or in any other respect. The Reference Asset and the Underlying Index are calculated and published by the Index Sponsor. The Index Sponsor uses its best efforts to ensure that the Reference Asset and the Underlying Index are calculated correctly. Irrespective of its obligations towards the Bank, the Index Sponsor has no obligation to point out errors in the Reference Asset or the Underlying Index to third parties including but not limited to investors and/or financial intermediaries of the Notes. Neither publication of the Reference Asset or the Underlying Index by the Index Sponsor nor the use of the Reference Asset or the Reference Asset trade marks for the purpose of use in connection with the Notes constitutes a recommendation by the Index Sponsor to invest capital in the Notes nor does it in any way represent an assurance or opinion of the Index Sponsor with regard to any investment in the Securities.
The name “Solactive” is a registered trademark of the Index Sponsor. The Index Sponsor is registered with and regulated by the German Federal Financial Supervisory Authority.

P-12	RBC Capital Markets, LLC

Enhanced Return Notes Linked to the Solactive Equal Weight U.S. Blue Chip Select AR Index
HISTORICAL INFORMATION
Historical Information for the Reference Asset
The graph below illustrates the performance of the Reference Asset for the period from January 1, 2014 through March 1, 2024.
The Reference Asset was launched on November 16, 2023. Accordingly, all information in this document about the performance of the Reference Asset prior to its launch date is based on hypothetical back-tested information, utilizing the same methodology as is currently in place for the Reference Asset.
The hypothetical performance of the Reference Asset is based on criteria that have been applied retroactively with the benefit of hindsight; these criteria cannot account for all financial risk that may affect the actual performance of the Reference Asset in the future. The future performance of the Reference Asset may vary significantly from the hypothetical performance illustrated in the graph below.
As of March 1, 2024, the closing level of the Reference Asset was 1,773.08. We obtained the information regarding the historical and hypothetical performance of the Reference Asset in the graph below from Bloomberg Financial Markets, without independent verification.
Solactive Equal Weight U.S. Blue Chip Select AR Index (“SOLUSBCA”)
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-13	RBC Capital Markets, LLC

Enhanced Return Notes Linked to the Solactive Equal Weight U.S. Blue Chip Select AR Index
Performance Comparison of the Underlying Index and the Reference Asset
The graph below compares the daily performance of the Underlying Index and the Reference Asset for the period from January 1, 2014 through March 1, 2024. For comparison purposes, each index has been normalized to have a closing level of 100.00 on the first day of the period specified above.
We obtained the information used to determine the normalized closing levels of each index from Bloomberg Financial Markets, without independent verification.
The graph above demonstrates that the Reference Asset underperforms the Underlying Index in all cases during the period referenced above due to the Adjustment Factor. For a discussion of the impact of the Adjustment Factor on the performance of the Reference Asset, as well as the impact of compounding on the Reference Asset's performance during the term of the Notes, see "Risk Factors — Risks Related to the Reference Asset — Any Potential Benefit From the Gross Total Return Feature of the Underlying Index Will Be Reduced by the Adjustment Factor Applied to the Reference Asset" and "— Dividends and Distributions of the Underlying Index Constituents May Vary When Compared to Historical Levels" above.

P-14	RBC Capital Markets, LLC

Enhanced Return Notes Linked to the Solactive Equal Weight U.S. Blue Chip Select AR Index
SUPPLEMENTAL DISCUSSION OF
U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a general description of the material U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the U.S. of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This summary is based upon the law as in effect on the date of this document and is subject to any change in law that may take effect after such date.
The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement and it supersedes the discussion of U.S. federal income taxation in the accompanying product prospectus supplement. It applies only to those holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. This discussion applies only to holders that will purchase the Notes upon original issuance and will hold the Notes as capital assets for U.S. federal income tax purposes. Further, this discussion does not address the tax consequences applicable to any holders under section 451(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).
You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.
NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.
We intend to take the position that the Notes will be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period and adjustments in respect of the Notes will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount ("OID") on a hypothetical noncontingent debt instrument with that projected payment schedule. Under these rules, you will be required to include amounts in income during the term of the Notes, although we will not make any payments on the Notes until maturity.
This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) including the level of subordination, term, timing of payment and general market conditions, but excluding any adjustments for riskiness of the contingencies or liquidity of the Notes, and then determining a payment schedule as of the issue date that would produce the comparable yield. A projected payment schedule with respect to a note generally is a series of projected payments, the amount and timing of which would produce a yield to maturity on that note equal to the comparable yield. This projected payment schedule and comparable yield are constructed solely for tax purposes, and does not constitute a representation of the amount of contingent payments (if any) that we will make on the Notes.
The amount of interest that you will be required to include in income during each accrual period for the Notes will equal the product of the adjusted issue price for the Notes at the beginning of the accrual period and the comparable yield for the Notes for such period, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments. Any net differences between actual payments received by a holder on a Note in a taxable year and the projected amounts of those payments will be accounted for as additional interest (in the case of a net positive adjustment) or as an offset to interest income in respect of the Notes (in the case of a net negative adjustment), for

P-15	RBC Capital Markets, LLC

Enhanced Return Notes Linked to the Solactive Equal Weight U.S. Blue Chip Select AR Index
that taxable year. If the net negative adjustment for a taxable year exceeds the amount of interest on the Notes for that year, the excess will be treated as an ordinary loss in that year, but only to the extent the holder's total interest inclusions on the Notes exceed the total amount of any ordinary loss in respect of the Notes claimed by the U.S. holder under this rule in prior taxable years. Any net negative adjustment that is not allowed as an ordinary loss for the taxable year is carried forward to the next taxable year, and is taken into account in determining whether the U.S. holder has a net positive or negative adjustment for that year. Any net negative adjustment that is carried forward to a taxable year in which a holder sells or taxably disposes of the Notes reduces the holder's amount realized on the sale or other taxable disposition.
To obtain the comparable yield and projected payment schedule for your Note, you should call RBC Capital Markets, LLC toll free at 1-877-688-2301. You are required to use such comparable yield and projected payment schedule in determining your interest accruals in respect of your Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule. The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.
The adjusted issue price of the Notes will equal the Notes’ original offering price plus any interest deemed to be accrued on the Notes (under the rules governing contingent payment debt instruments). Special rules apply in determining interest accruals for a U.S. holder that purchases the Notes for an amount that differs from the Note's adjusted issue price at the time of the purchase and such holders are urged to consult with their tax advisor.
Special rules apply if one or more contingent payments become fixed prior to maturity. If all remaining contingent payments become fixed substantially contemporaneously, applicable Treasury regulations provide that you should make adjustments to the prior and future interest inclusions in respect of your Notes over the remaining term for the Notes in a reasonable manner. If one or more (but not all) contingent payments become fixed more than six months prior to the relevant payment date, applicable Treasury regulation provide that you should account for the difference between the original projected payments and the fixed payments by making an adjustment equal to the difference between the present value of the amount that is fixed and the projected amount of the contingent payment by discounting each amount from the date the payment is due to the date the payment becomes fixed, using a discount rate equal to the comparable yield on the debt instrument. Additionally, the projected payment schedule is modified prospectively to reflect the fixed amount of the payment. You should consult your tax advisor regarding the application of these rules.
You will recognize gain or loss on the sale or maturity of the Notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in the Notes. In general, your adjusted basis in the Notes will equal the amount you paid to acquire the Notes, increased by the amount of interest income you have previously accrued in respect of the Notes (determined without regard to any of the positive or negative adjustments to interest accruals described above) and decreased by the amount of any projected payments in respect of the Notes through the date of the sale or exchange. The rules for determining the adjusted basis for holders who acquire the Notes at a price other than the adjusted issue price are complex, such holders should consult their tax advisors for assistance in determining their adjusted basis in the Notes.
Any gain you recognize on the sale or maturity of the Notes generally will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the Notes (reduced by the total amount of net negative adjustments previously taken into account as ordinary losses), and thereafter, capital loss. The deductibility of capital losses is limited.
Backup Withholding and Information Reporting. Payments made with respect to the Notes and proceeds from the sale of the Notes may be subject to a backup withholding tax unless, in general, the holder complies with certain procedures or is an exempt recipient. Any amounts so withheld generally will be refunded by the Internal Revenue Service (“IRS”) or allowed as a credit against the holder's U.S. federal income tax, provided the holder makes a timely filing of an appropriate tax return or refund claim.
Reports will be made to the IRS and to holders that are not exempted from the reporting requirements.

P-16	RBC Capital Markets, LLC

Enhanced Return Notes Linked to the Solactive Equal Weight U.S. Blue Chip Select AR Index
Non-U.S. Holders. The following discussion applies to non-U.S. holders of the Notes. You are a non-U.S. holder if you are a beneficial owner of a Note and are for U.S. federal income tax purposes a non-resident alien individual, a foreign corporation, or a foreign estate or trust.
Except as discussed below, payments made to a non-U.S. holder, and any gain realized on the sale or maturity of the Notes, generally should be exempt from U.S. federal income and withholding tax, subject to generally applicable exceptions set forth in the rules exempting “portfolio interest” from U.S. withholding tax, provided that (i) the holder complies with applicable certification requirements, which certification may be made on Form W-8BEN or W-8BEN-E (or a substitute or successor form) on which the holder certifies, under penalties of perjury, that the holder is not a U.S. person and provides its name and address, (ii) the payment or gain is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, the holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the Notes. In the case of (ii) above, the holder generally should be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a U.S. holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments. Payments made to a non-U.S. holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference, directly or indirectly, an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. The Bank has determined that non-U.S. holders should not be subject to withholding under Section 871(m) of the Code on payments under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes (for example, upon the Reference Asset rebalancing), and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”) imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and original issue discount), dividends, and other fixed or determinable annual or periodical gain, profits, and income (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the U.S. Treasury Department to collect and provide to the U.S. Treasury Department certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution, or otherwise complies with the legislation. In addition, the Notes may constitute a “financial account” for these purposes and, thus, be subject to information reporting requirements pursuant to FATCA. FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.
The U.S. Treasury Department has proposed regulations that eliminate the requirement of FATCA withholding on payments of gross proceeds upon the sale or disposition of financial instruments of a type which can produce U.S. source interest or dividends. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending

P-17	RBC Capital Markets, LLC

Enhanced Return Notes Linked to the Solactive Equal Weight U.S. Blue Chip Select AR Index
their finalization, and the discussion above assumes the proposed regulations will be finalized in their proposed form with retroactive effect. If we (or the applicable withholding agent) determine withholding is appropriate with respect to the Notes, tax will be withheld at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. Therefore, if such withholding applies, any payments on the Notes will be significantly less than what you would have otherwise received. Depending on your circumstances, these amounts withheld may be creditable or refundable to you. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Notes.

P-18	RBC Capital Markets, LLC

Enhanced Return Notes Linked to the Solactive Equal Weight U.S. Blue Chip Select AR Index
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We expect that delivery of the Notes will be made against payment for the Notes on or about April 1, 2024, which is the second (2nd) business day following the Trade Date (this settlement cycle being referred to as “T+2”). See “Plan of Distribution” in the prospectus dated December 20, 2023. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated December 20, 2023.
In the initial offering of the Notes, they will be offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document. In addition to the underwriting discount set forth on the cover page of this document, we or one of our affiliates may also pay an expected fee to a broker-dealer that is unaffiliated with us for providing certain electronic platform services with respect to this offering, and may also pay a referral fee to a broker-dealer that is not affiliated with us in the amount set forth on the cover page.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately twelve months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount, the referral fee or our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of RBCCM’s underwriting discount, the referral fee and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this terms supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

P-19	RBC Capital Markets, LLC

Enhanced Return Notes Linked to the Solactive Equal Weight U.S. Blue Chip Select AR Index
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value that will be set forth on the cover page of the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you. The initial offering price of the Notes also reflects the underwriting discount, the referral fee and our estimated hedging costs. These factors result in the initial estimated value for the Notes on the Trade Date being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

P-20	RBC Capital Markets, LLC